OMB APPROVAL
                                              OMB Number:         3235-0145
                                              Expires:     October 31, 2002
                                              Estimated average burden
                                              hours per response .....14.90

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              Carter-Wallace, Inc.
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                   146285 10 1
                                 (CUSIP Number)

                                       AND

                 Class B Common Stock, $1.00 par value per share
                         (Title of Class of Securities)
                                   146285 20 0
                                 (CUSIP Number)

     James J. Connors, II, Esq.                          Mark Bilawsky
Vice President and General Counsel     AND         Vice President, General
          Kelso & Company                             Counsel and Secretary
   320 Park Avenue, 24th Floor                     Church & Dwight Co., Inc.
        New York, NY 10022                         469 North Harrison Street
          (212) 223-2379                              Princeton, NJ 08543
                                                         (609) 683-5900
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)
                                   May 7, 2001
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 146285 10 1
          ----------------------

        1. Name Of Reporting Persons
           Armkel, LLC
           S.S. Or I.R.S. Identification Nos. of above persons (entities only). IRS Identification No.

        2. Check The Appropriate Box If a Member of a Group (See Instructions)
           (a)
              ------------------------------------------------------------------
           (b) X
              ------------------------------------------------------------------

        3. SEC Use Only
                       ---------------------------------------------------------

        4. Source of Funds (See Instructions)  OO/Not Applicable
                                             -----------------------------------

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                             ---------------------------------------------------

        6. Citizenship or Place of Organization  Delaware
                                               ---------------------------------

  Number of        7. Sole Voting Power       0
Shares Bene-                                  ----------------------------------
 ficially by
Owned by Each      8. Shared Voting Power     11,754,000
  Reporting                                   ----------------------------------
 Person With
                   9. Sole Dispositive Power      0
                                              ----------------------------------

                   10.Shared Dispositive Power    0
                                              ----------------------------------

        11. Aggregate Amount Beneficially Owned by Each
            Reporting Person 11,754,000
                             ---------------------------------------------------

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                              --------------------------------------------------

        13. Percent of Class Represented by Amount in Row (11) 35.6%
                                                              ------------------

        14. Type of Reporting Person (See Instructions)  OO
                                                       -------------------------

CUSIP NO. 146285 20 0
          ---------------------

        1. Name Of Reporting Persons
           Armkel, LLC
           S.S. Or I.R.S. Identification Nos. of above persons (entities only). IRS Identification No.

        2. Check The Appropriate Box If a Member of a Group (See Instructions)
           (a)
              ------------------------------------------------------------------
           (b) X
              ------------------------------------------------------------------
        3. SEC Use Only
                       ---------------------------------------------------------

        4. Source of Funds (See Instructions)  OO/Not Applicable
                                               ---------------------------------

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                             ---------------------------------------------------

        6. Citizenship or Place of Organization  Delaware
                                                --------------------------------

  Number of        7. Sole Voting Power         0
Shares Bene-                                    --------------------------------
 ficially by
Owned by Each      8. Shared Voting Power       11,754,000
  Reporting                                     --------------------------------
 Person With
                   9. Sole Dispositive Power    0
                                                --------------------------------

                   10. Shared Dispositive Power 0
                                                --------------------------------

        11. Aggregate Amount Beneficially Owned by Each
            Reporting Person  11,754,000
                              --------------------------------------------------

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                              --------------------------------------------------

        13. Percent of Class Represented by Amount in Row (11)  96.1%
                                                                ----------------

        14. Type of Reporting Person (See Instructions) OO
                                                        ------------------------

Item 1.  Security and Issuer

     This statement on Schedule 13D relates to shares of Common Stock, $1.00 par value per share ("Common Stock"), and Class B Common Stock, $1.00 par value per share ("Class B Common Stock"), of Carter-Wallace, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1345 Avenue of the Americas, New York, New York 10105.

Item 2.  Identity and Background

     This statement on Schedule 13D is being filed by Armkel, LLC, a Delaware limited liability company ("Armkel"). The principal business of Armkel will be the acquisition of the consumer products business of the Issuer (as described in Item 4 below) and the operation of the business after such acquisition. Armkel is jointly owned by (i) Kelso Investment Associates VI, L.P., a Delaware limited partnership ("KIA VI"), and KEP VI, LLC, a Delaware limited liability company ("KEP VI"), which are two private investment funds formed by Kelso & Company L.P., a Delaware limited partnership ("Kelso"), for the purpose of investing in transactions, and (ii) Church & Dwight Co., Inc., a Delaware corporation ("Church & Dwight").

     Kelso is a private investment firm specializing in acquisition transactions. The general partner of KIA VI is Kelso GP VI, LLC, a delaware limited liability company ("Kelso GP VI"), the principal business of which is serving as the general partner of KIA VI. The principal business address of KIA VI, KEP VI and Kelso GP VI is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022. The name, citizenship, principal occupation and address of each managing member of Kelso GP VI and KEP VI is set forth on
Schedule I, which is incorporated by reference herein.

     Church & Dwight's principal business is the production of sodium bicarbonate (popularly known as baking soda) and sodium bicarbonate-based products, along with other products which use the same raw materials or technology or are sold into the same markets. The address of Church & Dwight's principal executive offices is 469 North Harrison Street, Princeton, New Jersey 08543. The name, citizenship, principal occupation and address of each executive officer and director of Church & Dwight is set forth on Schedule II, which is incorporated by reference herein.

     During the last five years, none of the persons or entities referred to in this Item 2 (including those persons listed on Schedules I and II) has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All of the persons or entities referred to in this Item 2 (including those persons listed on Schedules I and II) other than Armkel hereby disclaim beneficial ownership of any shares of Common Stock or Class B Common Stock which may be voted by Armkel, and the filing of this statement shall not be construed as an admission that such persons or entities are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any such shares of Common Stock or Class B Common Stock.

Item 3.  Source and Amount of Funds or Other Consideration

     As an inducement to Armkel to enter into the transactions described in Item 4, CPI Development Corporation, a Delaware corporation and stockholder of the Issuer ("CPI") agreed to enter into the CPI Voting Agreement, dated May 7, 2001 (the "Voting Agreement"), among CPI, MCC Acquisition Holdings Corporation, a Delaware Corporation (the "Merger Buyer") and Armkel. In addition, certain stockholders of CPI, the Merger Buyer and Armkel entered into the CPI Stockholders Voting Agreement, dated as of May 7, 2001 (the "Stockholders Voting Agreement" and, together with the Voting Agreement," the "Voting Agreements"). Armkel did not pay additional consideration in connection with the execution and delivery of the Voting Agreements.

Item 4.  Purpose of Transaction

     On May 7, 2001, Armkel and the Issuer entered into an Asset Purchase Agreement (the "Asset Purchase Agreement"), which provides for the sale of the Issuer's consumer products business to Armkel for $739 million in cash, less certain debt outstanding on the closing date. Also on May 7, 2001, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with CPI, the Merger Buyer, MCC Merger Sub Corporation, a Delaware corporation and a wholly-owned subsidiary of the Merger Buyer (the "Merger Sub"), and MCC Acquisition Sub Corporation, a Delaware corporation and a wholly-owned subsidiary of the Merger Buyer (the "Acquisition Sub"). The Merger Agreement provides for the merger of the Acquisition Sub with and into CPI and the merger of the Merger Sub with and into the Issuer, resulting in the Issuer becoming a wholly-owned subsidiary of the Merger Buyer. The closing of each transaction is subject to satisfaction of certain conditions, including obtaining stockholder approval and the closing of the other transaction. Upon the closing of the asset purchase, Armkel will sell a portion of the Issuer's assets that it has acquired to Church & Dwight for approximately $128 million.

     Pursuant to the Voting Agreements, CPI and certain of CPI's stockholders agreed, among other things, to vote, and granted to and appointed Armkel and the Merger Buyer as proxy and attorney-in-fact to vote, the Issuer's Common Stock and Class B Common Stock owned by CPI: (i) in favor of the mergers and the other transactions contemplated by the Merger Agreement and approval and adoption of the Merger Agreement; (ii) in favor of the approval of the asset purchase and the other transactions contemplated by the Asset Purchase Agreement; (iii) against certain acquisition proposals; and (iv) against any amendment of the Issuer's certificate of incorporation or bylaws which would materially impede, interfere with or delay the merger, the Merger Agreement, the asset purchase, the Asset Purchase Agreement, or any of the transactions contemplated thereby. CPI also agreed not to dispose of, or enter into any agreement with respect to the disposition of, its Common Stock or Class B Common Stock or to convert any Class B Common Stock into Common Stock. Certain of CPI's stockholders also agreed not to dispose of, or enter into any agreement with respect to the disposition of, CPI's common stock.

     Other than as set forth above, neither Armkel nor any of the persons or entities named in Item 2 possess any rights or powers to vote, direct the voting of, dispose or direct the disposition of any shares of Common Stock or Class B Common Stock.

     The Voting Agreement terminates upon the earliest of (i) the effective time of the merger, (ii) the termination of both the Merger Agreement and the Asset Purchase Agreement and (iii) the time (if any) the aggregate number of shares of Common Stock and Class B Common Stock, taken collectively, with respect to which appraisal rights have been exercised and properly perfected exceeds 30% of the aggregate number of shares of Common Stock and Class B Common Stock outstanding immediately prior to taking of the vote of the stockholders of the Issuer with respect to the merger. The Voting Agreement will also terminate (i) with respect to Armkel (but not the Merger Buyer) upon the earlier to occur of the consummation of the asset purchase and termination of the Asset Purchase Agreement and (ii) with respect to the Merger Buyer (but not Armkel) upon the earlier of the effective time of the merger and the termination of the Merger Agreement. The Stockholders Voting Agreement terminates upon the earlier of (i) the effective time of the CPI merger and the termination of both the Merger Agreement and the Asset Purchase Agreement and (ii) the termination of the Voting Agreement.

     Except as indicated above, none of Armkel or, to the knowledge of Armkel, any person named in Item 2 has any plans or proposals which relate to or would relate or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

     All references to the Asset Purchase Agreement and the Voting Agreements set forth in this Item 4 are qualified in their entirety by reference to the copies of the Asset Purchase Agreement, the Voting Agreement and the Stockholders Voting Agreement included, respectively, as Exhibits 99.1, 99.2 and 99.3.

Item 5.  Interest in Securities of the Issuer

     (a) The responses of Armkel with respect to Rows 11 and 13 of the cover pages to this Schedule 13D that relate to the aggregate number and percentage of Common Stock and Class B Common Stock are incorporated herein by reference.

     (b) The responses to Armkel with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of shares as to which Armkel has sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference. As described in Item 4, Armkel, the Merger Buyer and CPI have entered into the Voting Agreement and Armkel, the Merger Buyer and certain stockholders of CPI entered into the Stockholders Voting Agreement. Armkel disclaims beneficial ownership of any any and all securities held by parties to the Voting Agreements other than Armkel.

     (c) Except as described in this Schedule 13D, there have been no other transactions in the securities of the Issuer effected by Armkel or, to the knowledge of Armkel, the other persons named in Item 2.

     (d) Other than with respect to the voting rights described in Item 4, neither Armkel nor, to the knowledge of Armkel, any person named in
          Item 2 posseses any powers, rights or privileges with respect to the Issuer's securities.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as set forth in Items 3 and 4 hereof, to Armkel's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1: Asset Purchase Agreement, dated as May 7, 2001, between the
              Issuer and Armkel.

Exhibit 99.2: CPI Voting Agreement, dated as of May 7, 2001, among the
              Issuer, the Merger Buyer and Armkel.

Exhibit 99.3 CPI Stockholders Voting Agreement, dated as of May 7, 2001, among certain stockholders of CPI, the Merger Buyer and Armkel.

                                                                      Schedule I

     The following table sets forth the name and present principal occupation of each managing member of Kelso GP VI and KEP VI. The business address of each such person is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022 and each such person is a citizen of the United States.

Managing Member                   Present Principal Employment
---------------                   ----------------------------
Frank T. Nickell                  President and Chief Executive Officer of Kelso
Thomas R. Wall, IV                Managing Director of Kelso
George E. Matelich                Managing Director of Kelso
Michael B. Goldberg               Managing Director of Kelso
David I. Wahrhaftig               Managing Director of Kelso
Frank K. Bynum                    Managing Director of Kelso
Philip E. Berney                  Managing Director of Kelso

                                                                     Schedule II

     The following table sets forth the name and present principal occupation of each director and executive officer of Church & Dwight. The business address of each such person is c/o Church & Dwight Co., Inc., 469 North Harrison Street, Princeton, New Jersey 08543-5297 and each such person is a citizen of the United States.

Directors and Executive Officers                Present Principal Employment

Robert A. Davies, III*                          Chairman and Chief Executive
                                                Officer of Church & Dwight

William R. Becklean*                            Managing Director of SunTrust
                                                Equitable Securities, the
                                                investment banking subsidiary of
                                                SunTrust Bank

Robert H. Beeby*                                Retired in 1991 as President and
                                                Chief Executive Officer of
                                                Frito-Lay, Inc., the nation's
                                                largest manufacturer of snack
                                                foods

Rosina B. Dixon, M.D.*                          Consultant to the Pharmaceutical
                                                Industry

J. Richard Leaman, Jr. *                        Retired in May 1995 as President
                                                and Chief Executive Officer of
                                                S.D. Warren Company, a producer
                                                of coated printing and
                                                publishing papers

Robert D. Leblanc*                              President and Chief Executive
                                                Officer of Handy & Harman, a
                                                diversified industrial
                                                manufacturer

John D. Leggett III, Ph.D.*                     President of Sensor Instruments
                                                Co., Inc.

John F. Maypole*                                Managing Partner, Peach State
                                                Real Estate Holding Company, a
                                                family investment partnership

Robert A. McCabe*                               Chairman of Pilot Capital
                                                Corporation, whose business is
                                                providing equity financing for
                                                private companies

Dwight C. Minton*                               Chairman  Emeritus  of  Church &
                                                Dwight

Burton B. Staniar*                              Chairman of Knoll, Inc. a global
                                                office furnishings company

John O. Whitney*                                Professor and Executive
                                                Director, the Deming Center for
                                                Quality Management at Columbia
                                                Business School

Jon L. Finley*                                  President and Chief Operating
                                                Officer of Church & Dwight

Raymond L. Bendure, Ph.D.                       Vice President, Research and
                                                Development of Church & Dwight

Mark A. Bilawsky                                Vice President, General Counsel
                                                and Secretary of Church & Dwight

Mark G. Conish                                  Vice President, Operations of
                                                Church & Dwight

Steven P. Cugine                                Vice President, Human Resources
                                                of Church & Dwight

Zvi Eiref                                       Vice President, Finance and
                                                Chief Financial Officer of
                                                Church & Dwight

Henry Kornhauser                                Vice President, Advertising of
                                                Church & Dwight

Dennis M. Moore                                 Vice President, Arm & Hammer
                                                Division Sales of Church &
                                                Dwight

John R. Burke                                   Vice President, Financial
                                                Analysis and Planning for the
                                                Arm & Hammer Division of Church
                                                & Dwight

Kenneth S. Colbert                              Vice President, Logistics of
                                                Church & Dwight

Anthony J. Falotico                             Vice President, Process
                                                Development, Packing and Fabric
                                                Care Product Development of
                                                Church & Dwight

Alfred H. Falter                                Vice President, Procurement of
                                                Church & Dwight

W. Patrick Fielder                              Vice President, Basic Chemical,
                                                Specialty Products Division of
                                                Church & Dwight

Gary P. Halker                                  Vice President, Controller and
                                                Chief Information Officer of
                                                Church & Dwight

Jaap Ketting                                    Vice President, International
                                                Finance for the Specialty
                                                Products Division of Church &
                                                Dwight

Larry B. Koslow                                 Vice President Marketing
                                                Personal Care, Arm & Hammer
                                                Division of Church & Dwight

Ronald D. Munson                                Vice President Animal Nutrition,
                                                Specialty Products Division of
                                                Church & Dwight

-------------
*Member of Church & Dwight's Board of Directors.

                                    Signature

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

    Dated:  May 16, 2001

                                       ARMKEL, LLC


                                       By:  Church and Dwight Co., Inc.


                                               By:         /s/ Zvi Eiref
                                                      --------------------------
                                               Name:  Zvi Eiref
                                               Title: Chief Financial Officer


                                       By: Kelso & Company, L.P.

                                               By:  Kelso & Companies, Inc.,
                                                    its general partner


                                               By:   /s/ James J. Connors, II
                                                     ---------------------------
                                               Name:    James J. Connors, II
                                               Title:   Vice President and
                                                          General Counsel